UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Professional Trading Services Brokerage, LLC aka PTS Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

125 Gaither Drive, Suite C
(No. and Street)

Mount Laurel	NJ	08054
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeremy J Schank	856-802-9400	compliance@ptsbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, and middle name)

One Bala Ave, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy J Schank, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Professional Trading Services Brokerage, LLC aka PTS Brokerage, LLC, as of 12/31, 2 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER M LAMBING
Notary Public - State of New Jersey
My Commission Expires Jan 17, 2025

Signature: [signature]

Title:
CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS

PTS BROKERAGE, LLC

DECEMBER 31, 2021

PTS BROKERAGE, LLC

DECEMBER 31, 2021

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of:
PTS Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTS Brokerage, LLC(the "Company"), as of December 31, 2021, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is

presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.



March 11, 2022

Bala Cynwyd, PA 19004

PTS BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$ 43,939
Receivables	206,655
Fixed Assets, Net	8,260
Right of Use Asset, Net	40,249
Other Assets	10,958
TOTAL ASSETS	**$310,061**

LIABILITIES & MEMBERS' EQUITY

LIABILITIES

Accounts Payable & Accrued Expenses	$ 108,265
Lease Liability	40,471
TOTAL LIABILITIES	**$ 148,736**

MEMBERS' EQUITY	**$ 161,325**
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 310,061**

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF INCOME

For the Year Ended
DECEMBER 31, 2021

REVENUE	
Commissions	$580,209
Investment Advisory Fees	638,755
Mutual Fund Fees	117,270
TOTAL REVENUE	1,336,234
OPERATING EXPENSES	
Employee Compensation	731,713
Occupancy and Equipment	20,915
Regulatory Fees	16,065
Technology and Communications	25,070
Other Expenses	19,276
TOTAL OPERATING EXPENSE	813,039
NET INCOME	$523,195

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended
DECEMBER 31, 2021

Members' Equity, beginning of year	$107,053
Net Income	523,195
Property Contributions	7,225
Less: Capital Distributions	(476,148)
Members' Equity, end of year	$161,325

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
STATEMENT OF CASH FLOWS

For the Year Ended
DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITES

Net Income	$523,195
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Depreciation	1,421
Decreases in Operating Assets and Other Liabilities	
Other Assets	(9,224)
Receivables	(81,710)
Accounts Payable & Accrued Expenses	36,421
Net cash provided by Operating Activities	470,103

FINANCING ACTIVITES

Property Contributions	7,225
Capital Distributions	(476,148)
Net cash used for Financing Activities	(468,923)
Net cash increase for the year	1,180
Cash at beginning of the year	42,759
Cash at end of the year	$ 43,939

The accompanying notes are an integral part of these
financial statements

DECEMBER 31, 2021

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

PTS Brokerage, LLC (Company) was organized under the Laws of the State of New Jersey in 2001 and has been registered as a broker-dealer with the SEC and has been a member of the Financial Industry Regulatory Authority (FINRA) since August 2002. The Company sells mutual funds, life insurance products including variable annuities, provides investment advisory services and provides financial planning services to public customers. The Company is registered in fourteen (14) states to conduct securities transactions. Federal, state, and local income tax returns for years prior to 2018 are no longer subject to examination by tax authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, Depreciation and Amortization

Property is stated at cost. Expenditures for property which substantially increase useful lives are capitalized. Depreciation and an1ortization is provided for on a straight-line basis over the useful lives of the respective assets ranging from 3 to 7 years or the term of the lease. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation or amortization are removed from the accounts.

Revenue recognition

Revenue is recognized from the sale of mutual funds as earned. Broker-dealers acting as mutual fund distributors may earn 12b-1 fees paid by the fund to the broker-dealer to cover distribution expenses which encompass marketing and selling of mutual fund shares. Revenue from the placement of life insurance products is recognized upon notification of policy acceptance and renewal. Revenue from investment advisory services is recognized as earned. Revenue from financial planning services is recognized as billed.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes
The Company, a limited liability company, has elected to be taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Members' income tax returns.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2021 the ratio was .811 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, the sale of life insurance products including variable annuities, and providing investment advisory services. At December 31, 2021, the Company had net capital, as defined, of $133,433, which was $126,215 in excess of its required minimum net capital of $7,218.

NOTE D – SUBSEQUENT EVENTS

Events of the company subsequent to December 31, 2021 have been evaluated through March 11, 2022 which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2021. In December 2020, the firm submitted a Continuing Membership Application for the ownership change effective January 1, 2021.

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE E – RECENT ACCOUNTING PRONONUNCEMENTS

Accounting Pronouncements - ASC 606 Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the standard in 2018 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after the adoption date and (ii) all existing revenue contracts as of the adoption date through a cumulative adjustment to equity. In accordance with this approach, revenues for periods prior to January 1, 2021 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract. Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

Accounting Pronouncements - ASC 842 Leases
In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months and requires lessee's to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset"). The updated standard is effective for fiscal years beginning after December 15, 2020 and the Company adopted the new standard on January 1, 2021 using the modified retrospective approach, which requires the Firm to (i) apply the new standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2021 will not be revised.

Accounting Pronouncements - ASC 842 Leases (Continued)

The core principle in the new guidance is that a company should provide information necessary to understand its leasing activities including a comprehensive understanding of the costs of property essential to a company's operations and how those costs are funded including the recognition of assets and liabilities associated with leases.

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

The new guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter will substantially negate the effect of its application on the Company's Net Capital; however management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These new disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset.

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company can be subject to regulatory inquires that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement, no assessment of fines or other sanctions are imposed.

SUPPLEMENTARY INFORMATION

PTS BROKERAGE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

Total members' equity from Statement of financial condition	$161.325
Non-Allowable Assets:	
Receivables	8,674
Other assets	19,218
Total Non-Allowable Assets	27,892
Net Capital	$ 133,433

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required per 15c3-1 (a)(2)	$ 7,218
Minimum Dollar Net Capital Requirement	$ 5,000
Minimum Net Capital Requirement	$ 7,218
Excess Net Capital at 1.500%	$ 126,215
Excess Net Capital at 1.000%	$ 122,607
Aggregate Indebtedness from Statement of Financial Condition, net of A-1c liabilities	$ 108,265
Percentage of AI to NC	81.14 %
Debt-Equity Ratio in accordance with 15c3-1(d)	0 %

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2021

SCHEDULE II

PTS BROKERAGE, LLC
EXEMPTIVE PROVISIONS UNDER
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.



ROMEO & CHIAVERELLI LLC
ONE BALA AVE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Member of:
PTS Brokerage, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which PTS Brokerage, LLC claimed an exemption from 17 C.F.R. ~240.15c3-3:(1). SEC Rule 15c3-3(k)(1) and PTS Brokerage, LLC stated that PTS Brokerage, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PTS Brokerage LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PTS Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC, CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 11, 2022



PTS Brokerage, LLC

Professional Trading Services *Brokerage, LLC*
East Gate Business Center
125 Gaither Drive, Suite C
Mount Laurel, NJ 08054
www.ptsbrokerage.com

Office: (856) 802-9400
Fax: (856) 802-9444
E-mail: pts@ptsbrokerage.com

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTS Brokerage, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(1) throughout the calendar year January 1, 2021 to December 31, 2021.

2. PTS Brokerage, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the calendar year January 1, 2021 to December 31, 2021 without exception.

_____
Jeremy J. Schank
PTS Brokerage, LLC
125 Gaither Drive, Suite C
Mount Laurel, NJ 08054
(856) 802-9400

_____3/11/21_____
Date

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Member of:
PTS Brokerage, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by PTS Brokerage, LLC and the SIPC, solely to assist you and SIPC in evaluating PTS Brokerage, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. PTS Brokerage, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2021, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2021, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on PTS

Brokerage, LLC's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of PTS Brokerage, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 11, 2022

PTS BROKERAGE, LLC
SCHEDULE OF ASSESMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

For the Year Ended
DECEMBER 31, 2021

Period Covered	Date Paid	Amount
General Assessment Reconciliation for the year ended December 31, 2021		$985
Payment Schedule		
SIPC-6	7/27/2021	421
SIPC-7	2/01/2022	564
Amount Due		$ 0